UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of: March 2022
Commission File Number: 001-39829

COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On March 23, 2022, Cognyte Software Ltd. (the “Company”) issued a press release announcing that the Company will conduct a conference call on Tuesday, April 5, 2022, at 8:30am ET to review the Company’s fourth quarter and fiscal 2022 full-year financial results for the period ending January 31, 2022. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

March 30, 2022	By:	/s/ Ziv Levi
Ziv Levi
Chief Legal Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated March 23, 2022 titled Cognyte to Announce Fourth Quarter and FY2022 Full-Year Financial Results on April 5, 2022.